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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-25995
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                           NOTIFICATION OF LATE FILING

         (Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR
     For Period Ended:            DECEMBER 31, 2000
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
     For the Transition Period Ended:
                                     -------------------------------------------
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             NEXTERA ENTERPRISES, INC.
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Former name if applicable

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Address of principal executive office (Street and number)
                                    343 CONGRESS STREET, SUITE 2100
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City, state and zip code            BOSTON, MASSACHUSETTS 02210-1215
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        [X]   (a)    The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable
                     effort or expense;
        [X]   (b)    The subject annual report, semi-annual report, transition
                     report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                     thereof will be filed on or before the 15th calendar day
                     following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion
                     thereof will be filed on or before the fifth calendar day
                     following the prescribed due date; and
        [ ]   (c)    The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         In the past several months, management of the Company has been, and continues to be, occupied with efforts to modify the Company's Senior Credit Facility. The Senior Credit Facility was amended December 31, 2000 to waive compliance with certain covenants through March 31, 2001. This waiver has expired and the Company is currently negotiating with the senior lenders regarding the terms of an additional waiver through January 2, 2002. These efforts have required significant amounts of management time that normally would be devoted to preparation of the Company's Form 10-K and related matters. The terms of this waiver, if granted, will materially affect the disclosure set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (the "Annual Report") and the financial statements presented in the Annual Report. While there can be no assurance the Company will be able to successfully complete these negotiations, the Company expects to file its Annual Report no later than April 17, 2001. In addition, the Company recently named a new Corporate Controller which has delayed the completion of the 10-K. The Company's inability to timely file its Annual Report could not be eliminated without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification
   MICHAEL P. MULDOWNEY, CHIEF FINANCIAL OFFICER                 (617) 603-3100
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                    (Name)                       (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            NEXTERA ENTERPRISES, INC.
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Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date APRIL 3, 2001                        By /s/ Michael P. Muldowney
     -----------------------------------     -----------------------------------

                                                 Michael P. Muldowney
                                                 Chief Financial Officer


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PART IV(3) EXPLANATION:

The registrant expects to report a net loss of $24 million for the year ended December 31, 2000. This compares to net income of $3.1 million as reported for the year-ended December 31, 1999. Revenues increased to $161 million in 2000 from $156 million in 1999. The 2000 loss was due to an 8.1% decrease in gross profit primarily attributable to lower chargeability in the Company's Technology Solutions Group. Additionally, selling, general and administrative expenses increased due to higher sales and marketing spending and an increase in reserves for bad debts. The Company also incurred a $5.4 million non-cash charge associated with the write-down to fair value of certain assets. Special charges of $8.2 million were also incurred in 2000 relating to severance charges, a charge to provide for the expected costs of exiting or reducing certain leased premises and special retention bonuses. These results were previously announced by the Company in a press release dated February 8, 2001.